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                                                                      METLIFE/R/

                                 April 18, 2008

VIA MESSENGER
-------------

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE: METLIFE INVESTORS INSURANCE COMPANY, METLIFE INVESTORS USA INSURANCE COMPANY, METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE, AND METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NOS. 333-54464, 333-125757, 333-51950, 333-50540, 333-54358, 333-52272, 333-59864, 333-54470,
          333-60174, 333-125753, 333-137369, AND 333-54466)

Dear Ms. White:

     On behalf of MetLife Investors USA Insurance Company and MetLife Investors Insurance Company (the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and MetLife Investors Variable Annuity Account One, in connection with the above referenced filings, and as requested by the Staff, the Companies represent that all of the material features of the contract are described in the prospectus. If you have any questions or comments, please contact the undersigned at (949) 223-5680.

                                        Sincerely,

                                        /s/ Richard C. Pearson
                                        Richard C. Pearson
                                        Executive Vice President
                                        MetLife Investors USA Insurance Company
                                        MetLife Investors Insurance Company

cc: Michele Abate, Esq.
    W. Thomas Conner, Esq.
    Lisa Flanagan, Esq.

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
MetLife Investors Group, Inc.                       MetLife Investors Insurance Company
First MetLife Investors Insurance Company           MetLife Investors USA Insurance Company
MetLife Investors Insurance Company of California   5 Park Plaza, Suite 1900, Irvine CA, 97614
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